UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41840

WEBUY GLOBAL LTD
35 Tampines Street 92
Singapore 528880
+65 8859 9762
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

As previously reported, on January 26, 2024, WEBUY GLOBAL LTD (the “Company”) received a letter from the Listing Qualifications Department of the Nasdaq Stock Market (“Nasdaq”) regarding the Company’s failure to comply with Nasdaq Continued Listing Rule 5550(a)(2) (the “Rule”), which requires listed securities to maintain a minimum bid price of $1.00 per share. A failure to comply with Rule 5550(a)(2) exists when listed securities fail to maintain a closing bid price of at least $1.00 per share for 30 consecutive business days. Since the Company failed to meet the aforesaid requirement, the Company was provided 180 calendar days, and subsequently another 180 calendar days of extension, to regain compliance by January 29, 2025.

Following the expiration of the second 180-day compliance period on January 21, 2025, Nasdaq suspended trading of the Company’s stock on January 31, 2025. As a result, Webuy’s shares were trading on the OTC market due to the implementation of new Nasdaq regulations that mandate immediate delisting after the second compliance period.

To regain its Nasdaq listing, the Company formally appealed the decision and presented its compliance plan to a hearing panel (the “Panel”) on February 27, 2025. The Panel subsequently granted the Company’s request for an exception to regain compliance with the Bid Price Rule. As a condition of continued listing, the Company must demonstrate compliance by May 2, 2025.

As also previously disclosed, the Company had held an Extraordinary General Shareholder Meeting on March 21, 2025 to approve a further 1-for-3 reverse stock split, in addition to the 1-for-40 reverse stock split approved at the Annual General Shareholder Meeting in December 2025. The reverse stock splits were subsequently approved by the Financial Industry Regulatory Authority (FINRA) to take effect on April 10, 2025, on the OTC market.

On April 30, 2025, the Company received a letter from Nasdaq confirming that the Company has demonstrated compliance with the minimum bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules, as required by the Panel decision. Consequently, the Company’s shares have been reinstated to trade on Nasdaq Capital Market, effective May 8, 2025.

As of the date of this report, the Company has 607,023 Class A ordinary shares outstanding.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Webuy Global Ltd. (Nasdaq: WBUY) Reinstated Listing on Nasdaq Capital Market and Returns to Profitability with Strong First Quarter Growth in Travel

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEBUY GLOBAL LTD

Date: May 8, 2025	By:	/s/ Bin Xue
		Name:	Bin Xue
		Title:	Chief Financial Officer

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